NO ACT

DC
PE
1-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024868

Received SEC

FEB 1 3 2008

Washington, DC 20549

February 13, 2008

Bob Normile
Senior Vice President, General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2008

Re: Mattel, Inc.
Incoming letter dated January 31, 2008

Dear Mr. Normile:

This is in response to your letter dated January 31, 2008 concerning the shareholder proposal submitted to Mattel by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 2 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

MATTEL, INC.

Bob Normile
Senior Vice President
General Counsel & Secretary

RECEIVED
2008 FEB -1 PM 5: 14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 31, 2008

1934 Act / Rule 14a-8

Sent Via E-Mail and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. — Stockholder Proposal by William C. Thompson. Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company"), of our intention to omit from the proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (together, the "2008 Proxy Materials") a stockholder proposal (the "Proposal") received from William C. Thompson. Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Proponent"). The Proposal and its supporting statement are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2008 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2008 Proxy Materials in reliance upon Rule 14a-8(i)(7) promulgated under the Exchange Act.

The Company intends to mail to stockholders, on or about April 24, 2008, definitive copies of the 2008 Proxy Materials in conjunction with its 2008 Annual Meeting of

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-3615 fax 310-252-2567/4991

Stockholders. That meeting currently is anticipated to be held on May 29, 2008. The Company intends to file definitive copies of the 2008 Proxy Materials with the Commission at the same time they are first mailed to stockholders. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six (6) copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its 2008 Proxy Materials. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-prepaid envelope. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2008 Proxy Materials.

<u>The Proposal</u>

The Proposal requests that "the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above [in the "whereas" clauses], and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law."

<u>Grounds for Exclusion</u>

The Company seeks to omit the Proposal from its 2008 Proxy Materials on the grounds that the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." <u>Exchange Act Release No. 40018 (May 21, 1998)</u> (the "1998 Release"). According to the 1998 Release, the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Staff noted in the 1998 Release that this underlying policy rests on two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Furthermore, in a 1983 release, although the Staff had previously taken the position that proposals merely requesting that the registrant prepare a special report would not be excludable under the ordinary business grounds for exclusion, the Commission mandated that, to avoid raising "form over substance" and rendering the provisions of Rule 14a-8(i)(7) "largely a nullity," the Staff would consider whether the *subject matter* of the special report involves a matter of ordinary business, and where it does, the proposal will be excludable. *See* Exchange Act Release No. 20091 (August 16, 1983). As further described below, the Proposal at issue affects the Company's ordinary business operations . That the Proposal asks for a report does not affect these bases for exclusion under Rule 14a-8(i)(7).

Moreover, the Staff has recently given guidance on the application of Rule 14a-8(i)(7) to proposals referencing environmental or health issues. SEC Staff Legal Bulletin No. 14C (CF), 6 Fed. Sec. L. Rep. (CCH) ¶ 60,014C, at 50,194 (June 28, 2005) ("Bulletin 14C"). In general, the Staff analyzes the "extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." *Id.* If the proposal focuses on this internal risk, as opposed to health and environmental risks facing the public at large, the Staff has concurred with the exclusion of the proposal under Rule 14a-8(i)(7). The Proposal requests that the report "summarize attempts by the company to secure its supply chain of goods marketed, which, if any product lines and categories sold by Mattel may be affected by the new product safety concerns described above [in the "whereas" clauses], and the options for new initiatives or actions management may take to respond to this public policy challenge…." Thus, the Proposal focuses specifically on how the Company assesses and manages risks relating to product safety, and falls precisely within the factors identified in Bulletin 14C.

The nature of the Company's business, involving more than 30,000 employees in 43 countries and territories, the manufacture and/or distribution of thousands of products each year (many of which are new or refreshed each year), and the sale of products in more than 150 nations are extremely complex. As a result, the Company constantly reviews its operations to manage a broad spectrum of risks. Management's oversight of the Company's supply chains and product selections are fundamental to management's ability to run the Company on a day-to-day basis. The evaluation of and decisions regarding the Company's supply chains and product selection, the identification and weighing of product safety concerns and the consideration of new initiatives, are complex business decisions based on a multitude of factors that are outside the knowledge and expertise of shareholders. Such decisions fall within the Company's ordinary business operations and are essential to management's ability to control such operations.

The Proposal is similar to several other proposals found by the Staff to be excludable under Rule 14a-8(i)(7) because the report sought constituted an evaluation of risk. See Pfizer Inc. (available January 24, 2006) (board requested to review and report on the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the issuer's business strategy and initiatives); Standard Pacific Corp. (available January 29, 2007) (board requested to assess and report on its response to rising regulatory, competitive and public pressure to increase energy efficiency); Dow Chemical Co. (available February 13, 2004) (board requested to report on certain toxic substances, including a range of projected costs of remediation or liability); and American International Group, Inc. (available February 11, 2004) (board requested to prepare a report providing a comprehensive assessment of strategies to address the impacts of climate change on its business).

Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2008 Proxy Materials. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachment

cc: Mr. Patrick Doherty (w/attachment)
New York City Office of the Comptroller
Bureau of Asset Management

Exhibit A

MATTEL INC. - PRODUCT SAFETY

Submitted by William C. Thompson, Jr., Comptroller, City of New York on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, have led to increased concern among consumers, regulators, and lawmakers about the safety of many products sold by US companies,

WHEREAS, since 2006, there have been recalls of over 12 million hazardous Mattel products marketed in the US and,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard, and grow its market share. We urge you to vote your shares FOR this resolution.

OCT 11 2007

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 4, 2007

Mr. Robert Normile
Secretary
Mattel, Inc.
Mail Stop M1-1516
333 Continental Boulevard
El Segundo, CA 90245-5012

Dear Mr. Normile:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Mattel, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures

MATTEL INC. - PRODUCT SAFETY

Submitted by William C. Thompson, Jr., Comptroller, City of New York on behalf of the Boards of Trustees of the New York City Employees' Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, have led to increased concern among consumers, regulators, and lawmakers about the safety of many products sold by US companies,

WHEREAS, since 2006, there have been recalls of over 12 million hazardous Mattel products marketed in the US and,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.

NOV 12 2007

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

November 9, 2007

Robert Normile
Secretary
Mattel Inc.
333 Continental Boulevard,
El Segundo, CA 90245-5012

Dear Mr. Normile:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by the New York City Employees' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. A copy of the resolution is attached.

I hereby certify that the CRPTF has held the mandatory minimum number of Mattel Inc. shares for the past year. Furthermore, as of November 6, 2007 the CRPTF held 373,923 Mattel Inc. stock valued at approximately $7,949,602. The CRPTF will continue to hold Mattel shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy, at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

Attachments

cc: Patrick Doherty
Director Investment Responsibility
The City of New York Comptroller Office

Resolution Co-filed by the Connecticut Retirement Plans and Trust Funds

MATTEL INC. -PRODUCT SAFETY

WHEREAS, Mattel Inc. , annually markets millions of dollars worth of imported products in the US, and

WHEREAS, since 2006, there have been recalls of over 12 million potentially hazardous Mattel retailed toys, and

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, have led to increased concern among consumers, regulators, and lawmakers about the safety of many products sold by US companies,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008.

The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.

NOV 2 8 2007

GENERAL ASSEMBLY COUNCIL

PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA OVERNIGHT DELIVERY

November 27, 2007

Mr. Robert Normile
Senior Vice President, General Counsel and Secretary
Mattel, Inc.
Mail Stop – M1-1516
333 Continental Boulevard
El Segundo, CA 90245-5012

RE: SHAREHOLDER PROPOSAL ON PRODUCT SAFETY

Dear Mr. Normile:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. The Committee on Mission Responsibility Through Investment (MRTI) was created over thirty years ago to implement this policy. We have worked on the challenge presented by product safety for many years, and have urged companies to be proactive in their monitoring of production standards, and transparent with their shareholders about their policies and actions.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 150 shares of Mattel common stock. The enclosed shareholder proposal, along with its supporting statement, has been submitted for consideration and action at your 2008 Annual Meeting by Mr. William Thompson, Comptroller of the City of New York. We would like to co-file this proposal. In brief, the proposal requests Mattel to provide shareholders with a report on Mattel's policies on product safety.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held Mattel, Inc. shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership from Mellon Bank, the master custodian, will be forwarded separately. It is the Board's intent to maintain ownership of Mattel, Inc. stock through the date of the 2008 Annual Meeting. The shares will be represented at the annual meeting.

We hope you will respond positively to the issues raised in the resolution, and look forward to hearing from you.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosures: Shareholder Proposal on Product Safety

Cc: Ms. Carol Hylkema, Chairperson
Committee on Mission Responsibility Through Investment
Ms. Bernice McIntyre, Vice Chairperson
Committee on Mission Responsibility Through Investment
Mr. Patrick Doherty
New York City Comptroller's Office

2008 MATTEL INC. PRODUCT SAFETY RESOLUTION

WHEREAS, Mattel Inc. annually markets millions of dollars worth of imported products in the US, and

WHEREAS, since 2006, there have been recalls of over 12 million potentially hazardous Mattel retailed toys, and

WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, have led to increased concern among consumers, regulators, and lawmakers about the safety of many products sold by US companies,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 31, 2008.

The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold by Mattel may be affected by the new product safety concerns described above, and the options for new initiatives or actions management may take to respond to this public policy challenge, beyond those initiatives or actions already required by law.

SUPPORTING STATEMENT

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 31, 2008

The proposal requests that the board publish a report on the company's policies on product safety that includes information specified in the proposal.

We are unable to conclude that Mattel has met its burden of establishing that Mattel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

William A. Hines
Special Counsel

END